Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-116510 on Form S-3 of our report dated March 10, 2003 (October 21, 2003 as to paragraph two of Note 10, March 22, 2004 as to paragraphs six and thirteen of Note 10, and March 31, 2005 as to paragraphs seven and eight of Note 10) (which report expresses an unqualified opinion and includes emphasis relating to the adoption of a new accounting standard in 2002 and divestitures) relating to the consolidated financial statements and financial statement schedules of Calpine Corporation appearing in the Annual Report on Form 10-K of Calpine Corporation for the year ended December 31, 2004, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

April 19, 2005